UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CATCHA INVESTMENT CORP

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

G1962Y102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Catcha Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,500,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,500,000(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%(1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS Patrick Grove
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,500,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,500,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%(1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Luke Elliot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,500,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,500,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%(1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

See Item 4. Represents 7,500,000 Class B ordinary shares, $0.0001 par value per share, of the Issuer (the “Class B ordinary shares”) directly held by Catcha Holdings LLC (the “Sponsor”), representing 20% of the total Class A and Class B ordinary shares issued and outstanding. The Class B ordinary shares will automatically convert into the Class A ordinary shares, $0.0001 par value per share, of the Issuer (the “Class A ordinary shares”) at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on February 17, 2021 (File Nos. 333-252389) (the “IPO Prospectus”) or the Issuer’s amended and restated memorandum and articles of association. Patrick Grove and Luke Elliott have shared voting and investment control over the shares held by Catcha Holdings LLC. Mr. Grove and Mr. Elliott disclaim any beneficial ownership of the securities held by Catcha Holdings LLC other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)

Based on 30,000,000 Class A ordinary shares, $0.0001 par value, and 7,500,000 Class B ordinary shares, $0.0001 par value, issued and outstanding as of November 22, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021 and assuming the conversion of all the shares of Class B ordinary shares into Class A ordinary shares.

Item 1.

(a) Name of Issuer.

Catcha Investment Corp (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices.

Level 42, Suntec Tower Three

8 Temasek Boulevard

Singapore 038988

Item 2.

(a) Name of Person Filing.

This Schedule 13G is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Catcha Holdings LLC (the “Sponsor”);

(ii) Patrick Grove; and

(iii) Luke Elliot.

(b) Address of Principal Business Office or, if none, Residence.

The principal business office of each of the Reporting Persons is:

45-7 The Boulevard, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur, Malaysia.

(c) Citizenship.

See responses to Item 4 on each of the cover pages of this Schedule 13G.

(d) Title of Class of Securities.

Class A ordinary shares, $0.0001 par value per share.

(e) CUSIP Number.

G1962Y102.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is:

☐	(a) a broker or dealer registered under Section 15 of the Exchange Act.
☐	(b) a bank as defined in Section 3(a)(6) or the Exchange Act.
☐	(c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	(d) an investment company registered under Section 8 of the Investment Company Act.
☐	(e) an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
☐	(f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
☐	(h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐	(i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
☐	(j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
☐	(k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).
☒	Not applicable

Item 4.	Ownership.

The responses to Items 5 to 11 of each of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons hold 7,500,000 Class B ordinary shares, representing 20% of the Issuer’s issued and outstanding ordinary shares and assuming the conversion of all Class B ordinary shares into Class A ordinary shares.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof at a one-for-one basis, subject to adjustment, as more fully described in the Issuer’s amended and restated memorandum and articles of association or under the heading “Description of Securities—Founder Shares” in the IPO Prospectus.

The Sponsor is the record holder of the securities reported herein. Patrick Grove and Luke Elliot are managing members of the Sponsor and may be deemed to have beneficial ownership of the securities held directly by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The joint filing agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

***

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

Catcha Holdings LLC

By:	/s/ Luke Elliott
	Name:	Luke Elliott
	Title:	Manager

Dated: February 10, 2022

By:	/s/ Patrick Grove
Patrick Grove

Dated: February 10, 2022

By:	/s/ Luke Elliot
Luke Elliot

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 10, 2022, by and among Catcha Holdings LLC, Patrick Grove, and Luke Elliot.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)